Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0845 F: +1 202.637.3593 stephanihildebrandt@ eversheds-sutherland.com

April 15, 2020

Via EDGAR

Securities and Exchange Commission

Division of Investment Management

Attn. Christopher Bellacicco

Attorney, Disclosure Review and Accounting Office

100 F Street, N.E.

Washington, DC 20549

Re:	Stellus Capital Investment Corporation

Preliminary Proxy Statement – filed March 20, 2020

Dear Mr. Bellacicco:

On behalf of Stellus Capital Investment Corporation (the “Company”), set forth below are the Company’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Company on March 26, 2020 relating to the Company’s Preliminary Proxy Statement on Schedule 14A (File No. 814-00971) (the “Preliminary Proxy Statement”). The Staff’s comments are set forth below in italics and are followed by the Company’s responses. Where indicated, revised disclosure will be included in the definitive proxy statement on Schedule 14A filed by the Company (the “Definitive Proxy Statement”) concurrently with this letter.

1.	Please confirm whether the Company has a contingency plan in the event that the time, date, or location of the annual meeting (the “Annual Meeting”) of the Company’s stockholders changes.

The Company has revised the Preliminary Proxy Statement to indicate that the Annual Meeting will be held virtually, as permitted under Maryland state law and guidance recently issued by the Staff, in light of the global outbreak of COVID-19.

2.	Please add the disclosure required by Item 3 of Schedule 14A regarding dissenter’s rights.

Response: The Company has revised the Preliminary Proxy Statement to indicate that the Company’s stockholders do not have rights of appraisal or similar rights of dissenters with respect to any matter to be acted upon at the Annual Meeting.

3.	Please confirm that the table on page 5 entitled “Security Ownership of Certain Beneficial Owners and Management” will be accurate as of April 3, 2020.

Eversheds Sutherland (US) LLP is part of a global legal practice, operating through various separate and distinct legal entities, under Eversheds Sutherland. For a full description of the structure and a list of offices, please visit www.eversheds-sutherland.com.

Mr. Christopher Bellacicco, Esq. April 15, 2020 Page 2

Response: The Company confirms that the information included in table the entitled “Security Ownership of Certain Beneficial Owners and Management” on page 5 is accurate as of April 3, 2020.

4.	Please update the disclosure on page 13 that the audit committee of the Company met five times during 2018.

Response: The Company has revised the referenced disclosure to state that that the audit committee of the Company met five times during 2019.

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If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0845 or Jeremy Entwistle at (202) 383-0151.

Sincerely,

Stephani M. Hildebrandt